UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Gin & Luck LLC

Legal status of issuer

> **Form**
> Limited Liability Company
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> 06/09/2017

Physical address of issuer
950 E 3rd Street, Unit 5106, Los Angeles, CA 90013

Website of issuer
http://www.ginandluck.com/

Number of employees (as of Dec 31, 2019)
124

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$16,090,928	$15,668,956
Cash & Cash Equivalents	$807,244	$1,623,891
Accounts Receivable	$266,250	$86,025
Short-term Debt	$841,545	$448,780
Long-term Debt	$0	$146,083
Revenues/Sales	$8,048,320	$3,627,278
Cost of Goods Sold	$1,569,543	$848,399
Taxes Paid	$21,086	$(200)
Net Income	$(324,710)	$(203,213)

ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
APRIL 30, 2020



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Parent Company:
Gin & Luck LLC ("the Company") is a limited liability company organized on June 9, 2017 under the laws of the State of Delaware, and headquartered in Los Angeles, California. The Company was formed to acquire and act as a holding company for entities associated with the Death & Co brand and Proprietors LLC.

Subsidiaries:
Death & Co Denver LLC is a limited liability company organized June 17, 2016 under the laws of the State of New York, and headquartered in Denver, Colorado. The entity operates a Denver-based bar modeled after the award winning and acclaimed New York based cocktail bar, Death & Co.

Proprietors, LLC is a limited liability company organized January 5, 2012 under the laws of the State of California, and headquartered in Los Angeles, California. The entity provides consulting services focused on building world-class beverage programs as well as marketing and branding for the beverage industry, in additional to management services provided to bars in the states of California, New York, and Wyoming.

Death & Co Proprietors LLC, a limited liability company organized November 13, 2007 under the laws of the state of New York. The entity operates of hold the Company's trademarks.

Death & Co LA LLC, a limited liability company organized November 4, 2016 under the laws of the state of California. The entity operates a Los Angeles based bar modeled after the award winning and acclaimed New York based cocktail bar, Death & Co.

Death & Co East Village LLC, a limited liability company organized June 9, 2017 under the laws of Delaware under the name Death & Co Miami LLC, and subsequently changed its name to Death & Co East Village LLC on May 30, 2018. The entity operates the award winning and acclaimed New York based cocktail bar, Death & Co.

Affiliated Entities:

Little Hands Play Café, Inc. (dba Death & Co. is an S corporation incorporated on April 30, 1996 under the laws of the State of New York, and headquartered in New York, New York. The entity operated a critically acclaimed and award winning bar in New York's East Village, that specializes in the formulation of original new era cocktails until November 9, 2018 until which time it entered into a contribution agreement as outlined.

Prior to the Closing, on November 9, 2018, Little Hands Play Café, Inc. entered into a contribution agreement with Death & Co East Village LLC, in which Little Hands Play Café, Inc. transferred all assets to Death & Co East Village LLC, in exchange for 100% membership interest in Death & Co East Village LLC. Subsequent to the transaction described in the previous sentence, Little Hands Play Café Inc. contributed all of its ownership in Death & Co East Village LLC to Gin & Luck on November 9, 2018 in exchange for a certain amount of Common Units equating to 13.89% of ownership in The Company. Thereafter, Little Hands Play Café functions solely as a passive Member of Gin & Luck LLC.

The Company's headquarter is located at 950 E 3rd Street, Unit 5106, Los Angeles, CA 90013.

The Company's website is http://www.deathandcompany.com/.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Cyclical and seasonal fluctuations in the economy may have an effect on our business. Both cyclical and seasonal fluctuations may affect our business. Seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

We are subject to governmental regulations. Federal, state and local laws and regulations govern the distribution of spirits, including permitting, licensing, trade practices, advertising and marketing, distributor relationships and various other matters. Our bars are subject to alcohol beverage control regulations that require us to apply to a bar authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our bars, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

We face substantial competition and our inability to compete effectively could adversely affect our sales and results of operations. We compete in the highly competitive hospitality industry. Our business faces competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major hospitality companies and bars locally and worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may grow more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

Business Concentration. Because our main business operations are concentrated a few geographic areas, we are susceptible to economic and other trends and developments, including adverse economic conditions, in these areas. Our financial performance is mainly dependent on our Death & Co bar located in New York. As a result, adverse economic conditions in New York could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for eating and drinking establishments change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

Quality management plays an essential role in determining and meeting customer requirements and improving the Company's products and services. Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company has not yet formed a Board. Although the Company is not legally required to have a board to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that a Board will be put in place.

The Company's success depends on the experience and skill of the founders and key team members. In particular, the Company is dependent on David Kaplan, Alex Day, Devon Tarby, and Ravi Derossi. The loss of our founders or any key members of the team could harm the Company's business, financial condition, cash flow and results of operations.

The Company has conducted transactions with related persons. See page 17 for additional details.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 60% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of managers or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Death & Co creates exceptional guest experiences, anchored by a passion for hospitality, cocktails, spirits, wine, beer and food, in environments that are welcoming and driven by a deep knowledge of our product.

Business Plan

Death & Co Bars
The Death & Co brand aims to become synonymous with creative, perfectly crafted cocktails and impeccable hospitality. Our bars are environments of refuge, establishments defined by refined service and excellent product – built for the express purpose of allowing guests to take a moment and connect with one another. This is at the core of the bar's aesthetic and offerings, and it is a focus that will maintain for the life of the brand.

In 2007, Death & Co New York City set out to do what no other bar had done before, empowering a bar team with creative authorship in every element of programming. In doing so, the bar leaped to the forefront of the industry with inventive, genre-defining drinks and bar service innovations. Staff standing behind their own product allowed and still continues to allow for a deeper sense of pride in execution and passion, and has created a tightknit culture of invested employees. Death & Co's focus on creativity and reinvention has never waned, allowing the bars to continue to attract world class talent.

Death & Co Business Model
- Death & Co Ownership Properties: Leased spaces in major markets, a location specific subsidiary of the Company. Built out, opened and operated by a location specific subsidiary of the Company.
- Death & Co Management Deals: Requiring no up-front capital and typically living in a larger project, such as a hotel. The Company or a subsidiary of the Company receives an up-front fee for pre-opening services, followed by a percentage of gross revenue and a percentage of net income.
- Death & Co + The Ramble: The Company has aligned with the ownership of The Ramble Hotel to grow both brands in tandem, working with developers to build and deliver hotels with food and beverage spaces to our specifications. Our two companies would negotiate for equity in the real estate aspect of each development, as well as manage the entire operations of the hotel and the food and beverage. Revenue will be captured through management fees and distributions of profits.
- Death & Co Licensing Deals: Licensing deals for brand usage across various verticals. The company is currently in negotiation for a Death & Co-branded bottled cocktail, as one example.
- Death & Co Retail Sales: D&C-branded merchandise has an established track record of success with new product release and effective PR and marketing. The company has yet to truly tap into this revenue center; with growth, D&C will focus on capitalizing on opportunities for retail sales, including our already-popular custom Tiki mugs (and developing more), clothing, glassware, etc.
- Proprietors LLC Consulting: Proprietors LLC is a low-overhead consulting and services company specializing in the cocktail space. Clients, such as Hilton, Arclight Cinemas, Lettuce Entertain You and MGM, have hired Proprietors to design their bar spaces, cocktail programs, and to train their staffs. Proprietors is regarded globally as a premier services company in the space, with a ten-year track record of success.
- Proprietors LLC Management: Proprietors LLC creates new food and beverage concepts for clients from the ground-up and manages ongoing operations. Revenue is generated through up-front fees, as well as an ongoing percentage of gross and percentage of net. These concepts have unique identities outside of the Death & Co brand, allowing the company creative and operational flexibility with strong financial returns.

The Company's Products and/or Services

The Death & Co landscape, comprising of three existing bar properties, one in New York City, one in Denver, one in Los Angeles, and one online merchandise store, all future bars, both ownership and management, all uses of the brand, as well as Gin & Luck's consulting and management company, Proprietors LLC.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry

segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

The Death & Co customer base resides primarily in dense urban markets with thriving food and beverage scenes. They travel extensively, have a mid- to high-level of disposable income, and seek out new experiences regularly. The company's core clientele has historically ranged between early twenties and mid-forties, but due to the brand's penetration of mass culture, D&C's demographics have often skewed into the sixties and seventies. Instagram analytics inform that the bulk of followers of the Death & Co handle are currently from New York, London, Los Angeles, Chicago and Toronto. Approximately 60% of followers are male, however in-store customer demographics skew differently with approximately 55% female guests.

Intellectual Property

The Company is dependent on the following intellectual property: the "Death & Co" trademarks

Trademarks

Trademark	Territory	Status	Serial Number	Goods/ Services	Filing Date	Registration Number	Registration Date
DEATH & CO	USA	Registered	77250890	Bar; restaurant; cocktail lounge services; bar services; services for providing food and drink, namely, restaurants, bars, cocktail lounges; running of restaurants; bar services; catering of drinks; restaurants; running of catering services; catering drink for banquets and cocktail parties; catering drink for parties; restaurant services; providing a web site featuring information about the characteristics of distilled spirits, potable spirits, cocktails, cordials, aperitifs, wines and liqueurs, not in the nature of a library; provision of facilities for meetings, conferences and exhibitions	Aug. 09, 2007	3870825	Nov. 02, 2010
SPIRIT & BELL	USA	Pending - Notice of Allowance Issued	88510835	Bar services; Catering of food and drinks; Cocktail lounge services; Cocktail lounges; Restaurant; Restaurant services; Bar and cocktail lounge services; Providing of food and drink; Providing of food and drink via restaurants, bars, and cocktail lounges.; Serving of food and drink/beverages	July 11, 2019	N/A Allowance Date - Dec. 31, 2019	N/A
DEATH & CO	USA	Pending – Office Action Issued	88710457	Series of non-fiction books in the field of cocktail preparation	Nov. 29, 2019	N/A Office Action Reply Deadline- Sep. 03, 2020	N/A
	USA	Registered	88710459	Bar services; Cocktail lounge services; Restaurant services; Food and drink catering.	Nov. 29, 2020	6085460	Jun. 23, 2020
DEATH & CO MARKET	USA	Pending – Awaiting Reg. No.	88710456	On-line retail store services featuring clothing, books, and drinkware	Nov. 29, 2019	Pending Assignment (Opposition Period closed May 14, 2020 w/o opposition)	Pending Assignment
DEATH & CO	USA	Pending - Notice of Allowance Issued	88031240	Alcoholic beverages containing fruit; Alcoholic beverages except beers; Alcoholic beverages, except beer; Alcoholic beverages, namely, digestifs; Alcoholic beverages, namely, pre-mixed bottled cocktails; Alcoholic beverages, namely, pre-mixed cocktails; Pre-mixed alcoholic beverages, other than beer-based	Jul. 10, 2018	N/A Allowance Date - Feb. 19, 2019	N/A

				Bar; restaurant; cocktail lounge services; bar services; services for providing food and drink, namely, restaurants, bars, cocktail lounges; running of restaurants; bar services; catering of drinks; restaurants; running of catering services; catering drink for banquets and cocktail parties; catering drink for parties; restaurant services; provision of facilities for meetings, conferences and exhibitions.			
DEATH & CO	Base WIPO Registration	Registered	(WIPO Ref. No.) 1270178201		Jul. 8, 2019	1504265	Jul. 8, 2019
DEATH & CO	United Kingdom	Granted Protection	(WIPO Ref. No.) 1270178201	Bar; restaurant; cocktail lounge services; bar services; services for providing food and drink, namely, restaurants, bars, cocktail lounges; running of restaurants; bar services; catering of drinks; restaurants; running of catering services; catering drink for banquets and cocktail parties; catering drink for parties; restaurant services; provision of facilities for meetings, conferences and exhibitions.	Date Recorded by UKIPO Dec. 19, 2019	1504265	Jul. 8, 2019 (relates back to Base WIPO Registration)
DEATH & CO	European Union	Granted Protection	(WIPO Ref. No.) 1270178201	Bar; restaurant; cocktail lounge services; bar services; services for providing food and drink, namely, restaurants, bars, cocktail lounges; running of restaurants; bar services; catering of drinks; restaurants; running of catering services; catering drink for banquets and cocktail parties; catering drink for parties; restaurant services; provision of facilities for meetings, conferences and exhibitions.	Published for Opposition by EUIPO Jan. 16, 2020 Publication of protected Status Jun. 22, 2020	1504265	July 8, 2019

Litigation

No active or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
David J Kaplan	CEO / Board of Directors	Owner of Little Hands Play Café Inc, Proprietors LLC, and other hospitality companies
Alexander Paul Day	COO / Board of Directors	Owner of Proprietors LLC and other hospitality companies
Ravi Lalchandani	DCO/ Board of Directors	Owner & operator of several restaurants in New York
Devon Tarby	CSO/ Board of Directors	Owner of Proprietors LLC and other hospitality companies
William Spurgeon	Board of Directors	Executive in Oil & Gas Industry
Leland O'Connor	Board of Directors	Financial Advisor

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. The Company will enter into indemnification agreement with the officers of the Company.

Employees

Gin & Luck LLC collectively has 124 employees total. The Company headquarters has 6 employees, residing in Los Angeles, Denver, and New York. Proprietors LLC has 4 employees, residing in Los Angeles. Death & Co Denver LLC has 65 employees residing in Denver. Death & Co East Village LLC has 22 employees residing in New York and New Jersey. Death & Co LA LLC has 27 employees residing in Los Angeles.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Units
Amount outstanding	9,999,999
Voting Rights	As described in the Operating Agreement
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	62.33%
Other Material Terms	

Type of security	Profits Interest Units
Amount outstanding	3,025,002
Voting Rights	As described in the Operating Agreement
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	18.86%
Other Material Terms	

Type of security	Preferred Units
Amount outstanding	3,017,367
Voting Rights	See below
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	18.81%
Other Material Terms	

Series A Preferred Units

Dividend Rights
Holders of Series A Preferred Units are entitled to receive dividends pari passu with holders of common units, as may be declared from time to time by the board of managers out of legally available funds. The Company has never declared or paid cash dividends on any of its capital units and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series A Preferred Units is outstanding, holders of Series A Preferred Units are entitled to vote on all matters submitted to a vote of the unitholders as a single class with the holders of common units. Specific matters submitted to a vote of the unitsholders require the approval of a majority of the holders of Series A Preferred Units voting as a separate class. These matters include any vote to:

- The sale, exchange, lease or other transfer of all of substantially all of the assets of the Company;
- Any merger or conversion;
- Liquidate, dissolve, or wind-up the business and affairs of the Company;
- Amend or alter the Agreement or Articles of Organization in any way to adversely effect the rights of the Series A Preferred Units;
- Change the authorized number of Units as described in Section 3.9;
- Authorize a new set or series of Units having rights senior to or on parity with the Series A Preferred Units;
- Redeem or repurchase any Membership Units (other than pursuant to employee or consulting agreements; and
- Increase, decrease, or otherwise alter the number of Managers on the Board of Managers.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Units will receive an amount equal to the positive difference between (i) the sum of (a) a Series A Preferred Unit holders contributed capital, and (b) a return of 8% annually non-compounding on such contributed capital and (ii) total distributions received by the Series A Preferred Units paid in the ordinary course of business. Common units will receive a distribution (if applicable) after Series A Preferred Units, and thereafter proceeds will be distributed pro rata among all the unit holders.

Conversion Rights
The Series A Preferred Stock are convertible into one unit of Common Units (subject to proportional adjustments for unit splits, distributions and the like) at any time at the option of the holder.

Rights under the Operating Agreement
Under the Operating Agreement, investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series A Preferred Units will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common units, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the common units.

Holders of Series A Preferred Units are subject to a drag-along provision as set forth in the Operating Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of managers, and a majority of both (i) the holders of the Company's common units and profits interest units then outstanding, and (ii) the holders of a majority Series A Preferred Units vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series A Preferred Units will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series A Preferred Units held by Non-Major Purchasers vote to terminate the agreement.

The Company has the following debt outstanding:

As of Dec 31, 2019, the company had no outstanding debt.

Ownership

A majority of the Company is owned by a few individuals in their own name. Those individuals are David Kaplan, Alexander Day, and Ravi Lalchandani.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held*	Percentage ownership*
Alexander Day	Common Units	21.08%
David Kaplan	Common Units	18.30% **
Ravi Lalchandani	Common Units	17.43% **

*Calculated based on ownership of the Company post-restructuring as of Dec 31, 2019.

**David Kaplan and Ravi Lalchandani own a majority of Little Hands Play Café' Inc. Little Hands Play Café holds a 13.89% ownership in Gin & Luck. If their ownership interest of Little Hands Play Café Inc. were imputed through to David Kaplan and Ravi Lalchandani, then respective ownership interests in the Company would be 27.05% and 21.46%.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B. The financial statements were not reviewed by a CPA and were not audited.

Operations

Gin & Luck LLC
Gin & Luck LLC ("the Company") is a limited liability company organized on June 9, 2017 under the laws of the State of Delaware, and headquartered in Los Angeles, California. The Company was formed to acquire and act as a holding company for the entities Proprietors LLC, Death & Co East Village LLC, Death & Co Denver LLC, Death & Co LA LLC. The Company began principal operations in November 2018.

Death & Co East Village LLC
Little Hands Play Café, Inc. (dba Death & Co.) is an S corporation incorporated on April 30, 1996 under the laws of the State of New York, and headquartered in New York, New York. The entity operates a critically acclaimed and award-winning bar in New York's East Village, that specializes in the formulation of original new era cocktails.

Little Hands Play Café, Inc. entered into a contribution agreement with Death & Co East Village LLC, in which Little Hands Play Café, Inc. agreed to transfer all assets to Death & Co East Village LLC, in exchange for 100% membership interest in Death & Co East Village LLC. Subsequent to the transaction described in the previous sentence, Little Hands Play Café Inc. contributed all of its ownership in Death & Co East Village LLC to the Company in exchange for a certain amount of Common Units in the Company. Thereafter, Little Hands Play Café is solely functioning as a passive Member of Gin & Luck LLC.

During the two years ended December 31, 2018 and 2019, the entity earned revenues of $2,039,980 for the year ending 2018 and $2,254,165for the year ending 2019. The entity has sustained net profit of $258,750 and $343,283 during the years ended December 31, 2018 and 2019, respectively.

Death & Co Denver LLC
Death & Co Denver LLC is a limited liability company organized June 17, 2016 under the laws of the State of New York, and headquartered in Denver, Colorado. The entity operates a Denver-based bar modeled after the award winning and acclaimed New York based cocktail bar, Death & Co.

On May 4, 2018, the Death & Co Denver operated by the Company opened and began service to the public. The entity generated $313,040.84 in revenue in that first month. In 2018 the entity was operational for eight months the entity earned revenues of $2,799,893 for the year ending 2018, reporting a net loss of $86,878 in its first year. In 2019, the entity earned revenues of $4,711,199 and reported a net profit of $151,054.

The property is located at 1280 25th St in the heart of Denver's River North District. Death & Co Denver LLC has a ten year exclusive license on all Food & Beverage spaces throughout The Ramble Hotel at $22 per sq ft for 5,151 sq ft. The entity also services The Garden, Vaux Hall event space, and provides in-room dining for the hotel guests. Death & Co Denver pays percentage rent of 5% of gross sales minus event sales to The Ramble Hotel and variable rate percentage of event sales ranging from 2% to 18% on event sales to The Ramble Hotel depending on the size and location of the event on the property.

Proprietors, LLC
Proprietors, LLC is a limited liability company organized January 5, 2012 under the laws of the State of California, and headquartered in Los Angeles, California. The entity provides consulting services focused on building world-class beverage programs as well as marketing and branding for the beverage industry, in addition to management services provided to bars in the states of California, New York, and Wyoming.

During the two years ended December 31, 2018 and 2019, the entity earned revenues of $492,857 for the year ending 2018 and $713,816 for the year ending 2019. The entity has sustained net income of $20,464 and of $446,146 during the years ended December 31, 2018 and 2019, respectively.

Liquidity and Capital Resources
The Company had $807,244 in consolidated cash on hand as of December 31, 2019. The Company did not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The next material capital expenditure planned will be to fund the build out and opening of Death & Co Chicago.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
You should carefully consider the valuation of your securities as an investor in the Company and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Equity	July 2018	Regulation D 506(c) and Regulation CF	Series A Preferred Units	$2,192,500.80*	Working capital, general expenses, infrastructure
Equity	August 2019	Regulation D 506(b)	Series A Preferred Units	$500,000.45**	Working capital, general expenses, infrastructure

*Reflects a total raise amount of $2,035,152.59, plus an additional $157,348.21 issued to SI Securities, LLC, which SI Securities, LLC received as compensation for acting as placement agent and intermediary in the round.

** Reflects a total raise amount of $500,000.45, less a commission of $37,500 issued to SI Securities, LLC, which SI Securities, LLC received as compensation for acting as placement agent.

Classes of securities of the Company

Common Units

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
After Series A Preferred Units receive their preference described below, if applicable, Common Units will receive an amount equal to their Contributed Capital, less distributions made to the Common Units in the ordinary course of business. Thereafter, all proceeds will be distributed among the Common Units, profits interest units, and preferred units pro rata.

Rights and Preferences
None

Previously Issued Preferred Equity

Series Name	Dividend Rights	Voting Rights	Right to Receive Liquidation Distributions	Conversion Rights and Other Rights and Preferences

n/a

Series A Preferred Units

Dividend Rights
Holders of Series A Preferred Units are entitled to receive dividends pari passu with holders of common units, as may be declared from time to time by the board of managers out of legally available funds. The Company has never declared or paid cash dividends on any of its capital units and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series A Preferred Units is outstanding, holders of Series A Preferred Units are entitled to vote on all matters submitted to a vote of the unitholders as a single class with the holders of common units. Specific matters submitted to a vote of the unitholders require the approval of a majority of the holders of Series A Preferred Units voting as a separate class. These matters include any vote to:

- The sale, exchange, lease or other transfer of all of substantially all of the assets of the Company;
- Any merger or conversion;
- Liquidate, dissolve, or wind-up the business and affairs of the Company;
- Amend or alter the Agreement or Articles of Organization in any way to adversely effect the rights of the Series A Preferred Units;
- Change the authorized number of Units as described in Section 3.9;
- Authorize a new set or series of Units having rights senior to or on parity with the Series A Preferred Units;
- Redeem or repurchase any Membership Units (other than pursuant to employee or consulting agreements; and
- Increase, decrease, or otherwise alter the number of Managers on the Board of Managers.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Units will receive an amount equal to the positive difference between (i) the sum of (a) a Series A Preferred Unit holders contributed capital, and (b) a return of 8% annually non-compounding on such contributed capital and (ii) total distributions received by the Series A Preferred Units paid in the ordinary course of business. Common units will receive a distribution (if

applicable) after Series A Preferred Units, and thereafter proceeds will be distributed pro rata among all the unit holders.

Conversion Rights
The Series A Preferred Stock are convertible into one unit of Common Units (subject to proportional adjustments for unit splits, distributions and the like) at any time at the option of the holder.

Rights under the Operating Agreement
Under the Operating Agreement, investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series A Preferred Units will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common units, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the common units.

Holders of Series A Preferred Units are subject to a drag-along provision as set forth in the Operating Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of managers, and a majority of both (i) the holders of the Company's common units and profits interest units then outstanding, and (ii) the holders of a majority Series A Preferred Units vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series A Preferred Units will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series A Preferred Units held by Non-Major Purchasers vote to terminate the agreement.

Profits Interest Units

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Provided the applicable "profits interest threshold" amount has been met, Profits Interest Units will participate in distributions of proceeds from a liquidation along with common units and Series A Preferred Units.

Rights and Preferences
None

What it means to be a minority holder
As an investor in Series A Preferred Units of the Company, your rights will be more limited than the rights of the holders of common units who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common units of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
The investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more equity (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a equity offering (such as an initial public offering,

another crowdfunding round, a venture capital round or angel investment), employees exercising equity options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into equity.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series A Preferred Units.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company has entered into salary arrangements as guaranteed payments with the following partners: Alexander Day, David Kaplan, Ravi Lalchandani, and Devon Tarby.

The Company has contracted Jenna Gerbino, an outside contractor, for Public Relations Services for Gin & Luck, Proprietors and Death & Co. Jenna Gerbino is the spouse to David Kaplan.

The Company has contracted AAmp Studio, an outside contractor, for design work on Death & Co Denver and Death & Co LA. Andrew Ashey is a partner at AAmp and the spouse to Alexander Day.

DeRossi Global, an affiliate of Ravi Lalchandani provides back-office support services to Death & Co East Village, LLC.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None.

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
  (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
  (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
  (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
  (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
  (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
  1. To the Company that sold the Securities
  2. To an accredited investor
  3. As part of an Offering registered with the SEC (think IPO)
  4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

Ongoing Reporting Compliance
Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of §227.202.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/David J Kaplan

_____
(Signature)

David J Kaplan

_____
(Name)

CEO

_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/David J Kaplan

_____
(Signature)

David J Kaplan

_____
(Name)

CEO

_____
(Title)

06/30/2020

_____
(Date)

/s/Alexander Paul Day

_____
(Signature)

Alexander Paul Day

(Name)

COO

(Title)

06/30/2020

(Date)

/s/Marie D'Antonio

(Signature)

Marie D'Antonio

(Name)

Controller

(Title)

06/30/2020

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



A California Limited Liability Company

Consolidated Financial Statements
(Unaudited)

December 31, 2019

I, Marie D'Antonio, certify that the consolidated financial statements presented for Gin & Luck LLC in this Form presented are, to the best of my knowledge, a true, accurate and complete statement of our financial condition.

Best regards,

Marie D'Antonio

Marie D'Antonio | Controller
Gin & Luck LLC

Table of Contents



GIN & LUCK LLC
CONSOLIDATED BALANCE SHEET (UNAUDITED)
AS OF DECEMBER 31, 2019

		CONSOLIDATED		
		As of December 31,		
		2019		2018
<u>ASSETS</u>				
CURRENT ASSETS:				
CASH & CASH EQUIVILANTS	$	807,244	$	1,623,891
ACCOUNTS RECEIVABLE		266,250		86,025
INVENTORIES		229,295		116,413
OTHER RECEIVABLES		4,801		99,621
TOTAL CURRENT ASSETS	$	1,307,591	$	1,925,950
NON - CURRENT ASSETS:				
PROPERTY, PLANT & EQUIPMENT, NET	$	609,905	$	2,849
START UP COSTS, NET		1,645,753		619,046
GOODWILL & INTANGIBLE ASSETS, NET		12,288,688		12,999,985
LEASE DEPOSITS		75,670		75,125
LIQUOR LICENSE		163,320		46,000
TOTAL NON-CURRENT ASSETS	$	14,783,336	$	13,743,005
TOTAL ASSETS	$	16,090,928	$	15,668,956
<u>LIABILITIES</u>				
CURRENT LIABILITIES:				
ACCOUNTS PAYABLE	$	468,844	$	272,848
SALES TAX PAYABLE		57,350		36,258
PAYROLL LIABILITIES		135,716		61,270
EVENT DEPOSITS		58,192		2,910
GIFT CERTIFICATES		917		959
ACCRUED EXPENSES		120,526		74,535
TOTAL CURRENT LIABILITIES	$	841,545	$	448,780
LONG- TERM LIABILITIES:				
LOAN PAYABLE		-		146,083
TOTAL LONG-TERM LIABILITIES	$	-	$	146,083
TOTAL LIABILITIES	$	841,545	$	594,863
<u>EQUITY</u>				
CAPITAL:				
PARTNER CAPITAL	$	15,574,093	$	15,277,306
CAPITAL CONTRIBUTION TO SUBSIDIARIES		-		-
NET INCOME (LOSS)		(324,710)		(203,213)
TOTAL CAPITAL	$	15,249,384	$	15,074,093
TOTAL LIABILITIES + EQUITY	$	16,090,928	$	15,668,956



GIN & LUCK LLC
CONSOLIDATED STATEMENTS OF OPERATIONS & COMPREHENSIVE INCOME (UNAUDITED)
YEAR ENDED DECEMBER 31, 2019

	CONSOLIDATED YEAR ENDED DECEMBER 31,	
	2019	2018
REVENUES		
FOOD & BEVERAGE	$ 5,998,876	$ 2,786,976
EVENT & SERVICE FEES	982,463	341,259
MERCHANDISE	93,651	14,767
CONSULTING & MANAGEMENT	713,818	492,857
OTHER INCOME, NET	259,512	(8,579)
TOTAL REVENUES	8,048,320	3,627,278
COST OF SALES		
FOOD & BEVERAGE	1,529,844	846,564
MERCHANDISE	39,700	1,836
TOTAL COST OF SALES	1,569,543	848,399
GROSS PROFIT	6,478,777	2,778,879
EXPENSES		
LABOR	3,599,740	1,619,902
OPERATING EXPENSES	1,030,629	515,620
OCCUPANCY COSTS	716,338	329,580
GENERAL & ADMINISTRATIVE	788,434	378,787
TOTAL EXPENSES	6,135,141	2,843,889
NET INCOME FROM OPERATIONS	343,636	(65,011)
OTHER EXPENSES		
SEED INVEST COMMISSION	37,500	-
PRIOR PERIOD ADJUSTMENTS	(79,101)	85,523
STATE & LOCAL TAXES	21,086	(200)
DEPRECIATION	7,424	39,811
AMORTIZATION	681,438	13,069
TOTAL OTHER EXPENSES	668,346	138,202
NET INCOME (LOSS)	$ (324,710)	$ (203,213)



GIN & LUCK LLC
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
FOR THE YEAR ENDING DECEMBER 31, 2019

	CONSOLIDATED	
	YEAR ENDING DECEMBER 31, 2019	YEAR ENDING DECEMBER 31, 2018
Adjustments to reconcile Net Income to Net Cash provided by operations:		
NET INCOME (LOSS)	$ (324,710)	$ (203,213)
OPERATING ACTIVITIES:		
ACCOUNTS RECEIVABLE	$ (180,225)	$ (45,367)
INVENTORIES	(350,342)	(116,413)
ACCOUNTS PAYABLE	195,996	176,042
SALES TAX PAYABLE	21,092	36,258
GIFT CERTIFICATES	(41)	959
EVENT DEPOSITS	55,281	2,910
PAYROLL LIABILITIES	74,446	61,270
LOAN PAYABLE	(150,000)	130,056
ACCUMULATED DEPRICIATION	4,102	36,577
ACCUMULATED AMORTIZATION - START UP COSTS	28,477	8,068
ACCUMULATED AMORTIZATION- GOODWILL	652,961	-
ACCRUED EXPENSES	123,199	(2,673)
OTHER RECEIVABLES	17,061	55,083
Total adjustments to reconcile Net Income to Net Cash provided by operations:	492,558	343,320
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 167,849	$ 140,107
INVESTING ACTIVITIES		
PLANT, PROPERTY, AND EQUIPMENT	$ (376,853)	$ (36,317)
LEASEHOLD IMPROVEMENTS	(938,957)	(33,924)
GOODWILL	(12,941,649)	-
LIQUOR LICENSE	(117,320)	(45,475)
START UP COSTS	(265,075)	(361,493)
INVESTMENTS IN SUBSIDIARIES	(12,690,026)	(14,358,416)
DEPOSITS	(545)	8,195
NET CASH PROVIDED BY INVESTING ACTIVITES	(27,330,426)	(14,827,430)
FINANCING ACTIVITIES		
LOAN PAYABLE	$ 3,917	$ (3,917)
CAPITAL FROM SUBSIDIARIES	12,999,985	-
PARTNER CAPITAL	13,128,949	16,510,616
RETAINED EARNINGS	213,271	(49,501)
OPENING BALANCE EQUITY	(190)	(431,549)
NET CASH PROVIDED BY FINANCING ACTIVITIES	26,345,931	16,025,649
INCREASE (DECREASE) IN CASH	$ (816,646)	$ 1,337,225
CASH BALANCE, JANUARY 1, 2019	1,623,891	286,666
CASH BALANCE, DECEMEBER 31, 2019	$ 807,245	$ 1,623,891



GIN & LUCK LLC
STATEMENT OF MEMBERS' EQUITY (UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 2019

MEMBERS' EQUITY AT JANUARY 1, 2019

CAPITAL - BEGINNING	$ 15,074,093
ADDITIONAL CONTRIBUTIONS	500,000
NET INCOME (LOSS)	(324,710)
SUBTOTAL	15,249,384
DISTRIBUTIONS	0
MEMBERS' EQUITY AT DECEMBER 31, 2019	$ 15,249,384

GIN & LUCK LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the Period January 1, 2019 to December 31, 2019

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

<u>Nature of Business</u>
Gin & Luck LLC ("the Company") is a limited liability company organized on September 12, 2018 under the laws of the State of California, and headquartered in Los Angeles, California. The Company provides management and oversight to its subsidiaries: Proprietors LLC, Death & Co East Village, Death & Co Denver, Death & Co LA, Death & Co Proprietors.

Proprietors, LLC is a limited liability company organized January 5, 2012 under the laws of the State of California, and headquartered in Los Angeles, California. The entity provides consulting services focused on building world-class beverage programs as well as marketing and branding for the beverage industry, in additional to management services provided to bars in the states of California, New York, and Wyoming.

Death & Co East Village LLC, a limited liability company organized June 9, 2017 under the laws of Delaware under the name Death & Co Miami LLC, and subsequently changed its name to Death & Co East Village LLC on May 30, 2018. The entity operates the award winning and acclaimed New York based cocktail bar, Death & Co.

Death & Co Denver LLC is a limited liability company organized June 17, 2016 under the laws of the State of New York, and headquartered in Denver, Colorado. The entity operates a Denver-based bar modeled after the award winning and acclaimed New York based cocktail bar, Death & Co.

Death & Co LA LLC, a limited liability company organized November 4, 2016 under the laws of the state of California. The entity operates a Los Angeles based bar modeled after the award winning and acclaimed New York based cocktail bar, Death & Co.

Death & Co Proprietors LLC, a limited liability company organized November 13, 2007 under the laws of the state of New York. The entity operates of hold the Company's trademarks.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

GIN & LUCK LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the Period January 1, 2019 to December 31, 2019

All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures od contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Consulting fees are generally recognized one of two ways: (1) equal monthly installments over the term consulting services are provided, as stipulated in the consulting agreement, or (2) upon attaining specific milestones as defined in individual consulting agreements.

Fair Value of Financial Instruments
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities
(Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments
> whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
> *Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or
> quoted prices for identical or similar assets or liabilities in markets that are not active).
> *Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models,

GIN & LUCK LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the Period January 1, 2019 to December 31, 2019

discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Consolidation

The consolidated financial statements include the accounts and results of operations of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated in the consolidation.

Cash and Cash Equivalents

As of December 31, 2019, the Company had no items, other than bank deposits that would be considered cash equivalents. The Company maintains its cash in bank deposits accounts, that may at times, may be in excess of federally insured limits. No losses have been recognized as a result of these excess amounts. The Company also maintains cash on hand at each of its Death & Co locations.

Accounts Receivable

The Company recognizes an allowance on accounts receivable deemed to be uncollectible. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against uncollectible amounts of $5,152 was necessary on December 31, 2019

Other Receivables

Includes Intercompany transactions subsidiary level but have been eliminated on the consolidation as they zero out to each other. Other items included under other receivables are short-term loan receivables that include payroll advances and loans to employee's collectible within a year.

GIN & LUCK LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the Period January 1, 2019 to December 31, 2019

Property Plant & Equipment

Includes long-term fixed assets such as machinery, equipment, furniture, and fixtures reported on the balance sheet as net of depreciation. Equipment is recorded at cost. Depreciation is expensed using the straight-line method over the estimated useful lives of the assets. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged is charged or credited to other income or expense. The Company reviews the recoverability of equipment, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary at either December 31, 2018 or 2019.

Goodwill & Intangible Assets

Goodwill was recorded when the LLC acquired its subsidiaries and cost exceeds the fair value of the identifiable tangible assets and intangible assets. Intangible assets include the value of the trademarks. Goodwill and intangible assets are reported on the balance sheet as a long-term asset net of amortization.

Accrued Expenses

Includes adjusted costs recognized in 2019 but paid out in 2020.

Other Income

Reported on the Consolidated Statements of Operations & Comprehensive Income, other income includes marketing initiatives net of costs, book tour net of costs, book advance, and reimbursed expenses collected from consulting clients.

Prior Period Adjustments

Adjustments recorded for transactions occurring in the previous year accounts for report changes in accounting methods or corrections. The adjustments recorded in Gin & Luck, Death & Co Denver, Death & Co LA relate to adjusting capital accounts to adjust to the valuation of the investment and reconcile the capital accounts to the prior year's tax return.

GIN & LUCK LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the Period January 1, 2019 to December 31, 2019

Seed Invest Commission

Commission was paid to Seed Invest in 2019 in relation to an investor delivering their investment in two tranches. The first tranche was received in 2018 and the second in 2019. This commission was paid to Seed Invest in relation to the second tranche of investment and part of the contractual agreement between Seed Invest and Gin & Luck. It separated out under other expenses as it does not reflect an expense related to the company's operations.

Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with its subsidiaries structured as single member LLCs "disregarded entities" for US and Federal, state and local income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Accordingly, no provision or liability for income taxes should be included in the accompanying financial statements. The state & local taxes reported on the Consolidated Statements of Operations & Comprehensive Income were related to the entity Little Hands Play café, Inc, formed an S-Corp, the original operating entity for Death & Co East Village. Prior to the consolidation, Little Hands Play café transferred all its assets and liabilities to Death & Co East Village LLC which enabled all the entities under the Gin & Luck LLC to be recognized as single member LLCs. As such, Death & Co East Village acquired the tax liability from Little Hands Play café, Inc from 2018.

NOTE 3 – DEBT

As of Dec 31, 2019, the company had no outstanding debt.

Little Hands Play Café Inc. entered into a loan agreement with Robert Kaplan on December 12, 2014. An Unsecured Promissory Note for a loan of $235,000. Robert Kaplan is David Kaplan's father. The loan was paid off in monthly installments with the final payment made on December 1, 2019.

Proprietors, LLC entered into a Loan Agreement on January 20, 2016 with Opportunity Fund Northern California. The loan was paid off in monthly installments with the final payment made on January 14, 2019.

Little Hands Play Café Inc. entered into that certain February 23, 2018 Business Loan and Security Agreement with American Express Bank, FSB for $151,900. Little Hands PlayCafe' Inc. subsequently transferred the full amount of such loan to Death & Co Denver LLC in an intercompany transaction. The Company paid the loan balance in full to American Express on

GIN & LUCK LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the Period January 1, 2019 to December 31, 2019

November 16, 2018. American Express Bank, FSB released its security interest in certain collateral owned by Little Hands Play Café, Inc. An audit of intercompany transactions discovered the intercompany transaction was not recorded on Death & Co Denver due The Company in 2018. A prior period adjustment recorded on January 2019 to recognize the loan and the subsequent payment from Death & Co Denver to The Company.

NOTE 4- OWNERS' COMPENSATION

During the year ended December 31, 2019, the Company entered into salary arrangements as guaranteed payments with the following members: Alexander Day, David Kaplan, Ravi Lalchandani, and Devon Tarby. The Company paid the members' wages and related expenses of $538,100 in 2019. These payments were made as compensation for the executive positions providing services and oversight to the Company in their roles as directors and officers.